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                               January 22, 2024

       Tim Hoi Ching
       Chief Executive Officer
       Raytech Holding Ltd
       Unit 609, 6/F, Nan Fung Commercial Centre
       No. 19 Lam Lok Street
       Kowloon Bay, Hong Kong

                                                        Re: Raytech Holding Ltd
                                                            Amendment No. 2 to
Form F-1
                                                            Filed January 18,
2024
                                                            File No. 333-275197

       Dear Tim Hoi Ching:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Form F-1

       Related Party Transactions, page 110

   1. We note from your disclosures on pages F-23 and F-41 that you have an outstanding amount due from a
director ($99,776) as of September 30, 2023. Please clarify, or revise as necessary, your
statement that the amount due from a director was wholly settled in cash subsequently in
July 2023.
   2. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or
maintaining credit in the form of personal loans to or for any director or executive officer. To
the extent necessary, disclose the action that will be taken to ensure any applicable
arrangements will be extinguished prior to the completion of the initial public offering, or
tell us why this provision does not apply to the loan to Mr. Ching disclosed in this
section.
 Tim Hoi Ching
Raytech Holding Ltd
January 22, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameTim Hoi Ching
                                                        Division of Corporation
Finance
Comapany NameRaytech Holding Ltd
                                                        Office of Manufacturing
January 22, 2024 Page 2
cc:       Arila Zhou
FirstName LastName